Filed by CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Viacom Inc.

Commission File No. 001-32686

Date: September 18, 2019

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference EVENT DATE/TIME: SEPTEMBER 17, 2019 / 4:25PM GMT

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

CORPORATE PARTICIPANTS

Robert Marc Bakish Viacom Inc. - President, CEO & Director

Christina Spade CBS Corporation - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Andrew M. Borst Goldman Sachs Group Inc., Research Division - VP

PRESENTATION

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Okay. Great. People want to grab their seats. We’ll get started. Thank you very much. I’m pleased to welcome to the stage, Bob Bakish and Chris Spade. Bob’s the President and CEO of Viacom and will be the CEO of the combined ViacomCBS. And Chris Spade is the EVP and CFO of CBS. She will be the CFO of the combined ViacomCBS, which as most people probably understand, that was a merger that is still presently pending, was announced a couple of weeks ago. But we’re pleased to have both of them here together on stage.

QUESTIONS AND ANSWERS

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

So why don’t we start with that. This is a big announcement obviously, but maybe you could just talk to us about the primary strategic benefits of the merger. How is the combined ViacomCBS better positioned than the 2 independent companies?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Sure, Drew. Thanks and always great to be at Communacopia. Look, ViacomCBS was a deal we announced, now about a month ago. It really creates one of the preeminent content companies in the world at closing, which we expect to be in December. We benefit from — in that respect from a combined control in National Amusements.

As a preeminent content company, our singular focus will be on maximizing the value of our content across our owned and operated platforms in the broader third-party ecosystem. When you look at the set of assets this deal unites, starting with the powerhouse CBS, a network station group, studio, DTC operator. The iconic Paramount Pictures, 105 plus-year-old studio that’s on a, really an increasing role both in the film and the television side. A set of branded networks distributed globally that have been on the forefront of pop-culture for 30-odd years, in MTV, in Nickelodeon, in BET, in Comedy Central. A premium pay brand in Showtime that is continually elevating its game in storytelling and really has gone through a whole higher level probably in the last 5 years and then the leader — a leader in consumer Publishing in Simon & Shuster. So it’s an incredible asset collection, very complementary. We will set apart, executing against a three-part strategy to drive value creation. That starts with again being a leading premium content creator for the world.

We think that’s an extraordinary opportunity. The content consumption is only increasing in this day and age. We would use that position to feed a very strong demand from third parties who lack either the capability or the capacity to produce it themselves.

We’ll also leverage that content asset to expand our partnerships in everything we do with distributors and advertisers not only here in the U.S. but really all around the world. And finally, we’ll use it as the basis for accelerating our participation in streaming. And you can think about Viacom in this configuration — ViacomCBS in this configuration: As a company for today, in terms of a bigger presence in the traditional B2B world and a company for tomorrow, in terms of an escalating presence in the streaming world. And that transition will be facilitated by the harvesting of $500 million in cost strategy — cost synergies over the very near future. So we think it’s a tremendously exciting opportunity. And again, we’re looking forward to the close and already deep into the integration planning process.

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

I wanted to give Chris an opportunity to maybe share some of her thoughts on how the merger helps CBS and how they were looking at it from the CBS side of the house.

Christina Spade - CBS Corporation - Executive VP & CFO

Sure. Thank you, Drew. I’d also like to say good afternoon to everyone, and it’s a pleasure for me to be here and thank you for having us. In terms of the CBS point of view, we’re at a place where merging with Viacom really just supercharges and accelerates our growth strategy.

So when you look at the combination of Viacom and CBS together, we’re coming from a stronger position with better financial strength. And so when we look at the opportunities in front of us, we will have higher free cash flow generation that we will have more options than ever before with what to do with it. So as we think about how we will spend our cash, right now the highest and best use of our cash is backing the business in programming, marketing and technology to really drive our growth initiative.

Secondly, we’re going to have a modest dividend that will continue. And then after that, we’re going to have excess cash. We’re going to have other options. So we’ll have an option if you would like to delever possibly, if the market presents in a way that we should explore that option. We’re going to think through M&A and we’re going to be highly disciplined and deliberate about how we do M&A. And then lastly, we’re going to look to share repurchases. If we see that the market price is attractive and we’re in a place where we want to buy back shares, we’re going to be opportunistic.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Great. Let’s talk a little about the premium content, which is a key part of this deal. You guys are going to have a significantly scaled content library, over 3,600 films, over 140,000 TV episodes. Additionally, you have a huge front list of production with 750 TV series in current production around the world. Now you have the option obviously to monetize that, either internally or externally through third-party licensing. Can you talk about your strategy for optimizing the value of this huge content library across the options of internal and external?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Sure. Look, as you said, this is a formidable and I think, not fully understood content asset that comes together as a by-product of this deal both in terms of content, including iconic content that we have in the vault and ongoing production capabilities.

If you look at that combination in the context of say, the U.S. television landscape, you’ll see that we will be #1 on audience share with about a 20% share of total day, 22% share of primetime. And we will be #1 on every demo in the marketplace, young and old, including Hispanic and African-American. So really very strong position. We see that as a platform for creating value in the distribution space. Working with our partners, we only take about 11% of the money today on the affiliate side. And again with 22% primetime share, we think that’s an opportunity.

We see that as a real opportunity in working with advertisers, where we really — that audience share and audience ranking position combined with what we do on the advanced marketing solution side, positions us as really the go-to marketing problem solver. And at the same time, we look at what we’re going to do in the streaming space and really take that asset and deploy it in that regard as well, where we think there’s substantial opportunity, uniting our — both Viacom’s free strategy and CBS’s pay strategy.

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

So as we look at that, we think there’s tremendous asset to bring to bear. There’s already a long-established practice of utilizing that asset on an independent company basis, when you think that gets even stronger on a combined company basis.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

So another key premium content genre is clearly sports. CBS has a number of key sports rights, obviously the NFL, PGA Golf, including The Masters, SEC Football, NCAA March Madness tournament are probably the main ones. One of your strategic priorities is to invest in premium content. And so I’m wondering how does sports fit into the future of the company in terms of investment in premium content?

Christina Spade - CBS Corporation - Executive VP & CFO

So sports has been a cornerstone for CBS’s strategy all along. Now with the power of the combination of Viacom and CBS, we’re going to be able to make that investment work even harder and monetize it further. Taking the NFL as an example. So we’re coming to the NFL negotiation. Yes, the deal’s up in a few years but the renegotiation may happen sooner. But we’re coming from a position of strength.

So we’re at a place now with the CBS partnership with the NFL, where CBS offers broad reach, which the NFL enjoys. We also have a strong history of high quality production. And we continue to invest and advance our multi-cameras and the technology that goes against bringing the consumers the best game experience that we can offer.

The other piece is that it’s been a cornerstone to really drive our retrans and reverse comp strategy. So it does drive our revenue in a way that no other type of offering can drive it. The other thing is we have 2 of the best broadcasters in the business, Jim Nantz and Tony Romo. And so that brings a lot of excitement to the game as well.

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

I think to add to that, and a way to think about the ViacomCBS combination is what Viacom brings to the table, in the sports space, in the NFL in specific. Chris talked about the first 2 points of the strength of the NFL relationship: broadcast reach, which was is important to the brand and teams; and high-quality production. To that, Viacom adds 2 other elements that are important to the NFL. And they’re important to NFL because they have a brand and associated team brands that they want to continue grow over time and part of that is making sure you bring younger audiences into it over time. And of course, Viacom — while CBS skews on the older side, Viacom skews on the younger side from a media delivery standpoint and that’s true for both our linear services and things like our on-demand Pluto platform, which as you know, it’s the largest free television streaming service in the United States. Now at 18 — over 18 million monthly actives.

So that’s very important to keeping the brand strong over time. The second thing that’s of interest is, from a brand development and growth standpoint, is ex U.S. reach. Again, Viacom brings substantial operating assets on the ground to the combined company, day 1.

And as you look to develop a global business over time, that’s substantial value. So you put that together, the NFL and I’ve talked to the principle about the NFL. Would they like a larger check? Of course, they would. But we also bring 4 very important things to the table: broadcast reach; first-class creative capabilities, which is how their product is seen on air by the American consumer; young market reach to complement older reach; and international reach. And I think that’s a very substantial package as we move forward and it’s indicative of the combination of ViacomCBS, in this case in the sports space.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

One follow-up if I may on the NFL contract. Your current contract runs through 2022 season and there’s still several more seasons left. But could you talk to us about what your expectation is in terms of a timetable for the negotiation of the renewal, because we’ve heard that it could be as early as next year. But could you just give us an update on your thinking?

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Christina Spade - CBS Corporation - Executive VP & CFO

Well, I think as we’ve talked about this in the past, it still rings true where we, that the NFL is at a place where they’re working on the collective bargaining agreement. So once that timeframe comes up, passes, then in earnest, it will happen after that. So there’s nothing else to share at this point.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Okay. When you look at the scale of your content budget, how do you think about the growth of that budget over time? Do you see opportunities to maybe reprioritize some of that content spending or maybe even to make it more efficient?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Yes. So I would start with 2 points on this. One is, we reference because it’s true, a $13 billion content spend at combined ViacomCBS. And that number is important because it is a level of scale that enables the development growth of state-of-the-art creative capabilities across multiple aspects of our business, multiple studios, if you will, as well as insures that we have a compelling pipeline of the talent we’re working with, both in front of and behind the screen. So that level of spending puts you in a certain club.

Now then the question is, how do you spend that? If you look at it, to overly simplify, we have a film business and a television business. So we have been increasing our spending at Viacom on the Paramount, as Paramount has returned to growth and rebuilt its film slate. The good news is Paramount’s in a fundamentally better place, an actually very exciting place than it was, say in 2016. It’s back to delivering full year profitability and it has a very exciting 2020 slate of 16 pictures set up.

So when we spend little more over the next couple of years as maybe we take the state from 16 to say 19? Yes, but we’re pretty close there. So that’s not a driver of significant increase. On the television side, that spending has grown modestly over time, likely continue to grow. But the real opportunity here is taking that content asset, which is reflective of not only the ongoing spending but also the library. And improving our utilization of it across again owned and operated platforms of which you have a broader breadth and our third-party partnership opportunity. And that’s really what we focus in on and that we think that’s a big opportunity.

Christina Spade - CBS Corporation - Executive VP & CFO

Yes. And from where I sit, I think the power of the $13 billion is phenomenal. So from the standpoint of thinking about how we lean into our growth opportunities and the strength of the $13 billion enables us to really pivot where we’re seeing new programming opportunities. Where hey, let’s fund that and then over here, maybe we don’t fund this as much because it’s discretionary and we feel that that’s waning. So the breadth of the investment really enables us to, on a constant basis reprioritize and lean into where we see a better ROI.

And also, with how we are going to continue to approach the finance organization, we’re going to fully align still with the business units, where we’re looking at everything from an ROI focus that the time that we have and the opportunities in front of us with the emerging platforms, the time is now. So we really have to make sure that we’re putting our intense — investment and focused investment on where the growth is going to happen on the revenue opportunity side.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Let’s move to direct-to-consumer streaming, which is obviously a huge focus for all media companies these days. When you look at the streaming offerings that are in the marketplace or soon to come into the marketplace, like Netflix and Disney+. They’re very broad in terms of the content genres that they have. They’re pretty deep in originals and backlist. And it’s — in effect, it’s kind of a one-stop shop for the customer, for the consumer to get all content. When you look at your strategy, it’s a little bit different. You talk about a multifaceted DTC ecosystem. We have multiple brands and services with a mix of both ad supported and subscription.

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

Why do you prefer this approach of a more of a hybrid model or a more targeted niche model versus what Netflix has been pursuing?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Sure. So what you have in ViacomCBS, in the streaming space is, the bringing together of 2 streaming growth strategies that are both producing growth. On the Viacom side, that is a Pluto-driven, ad-supported free strategy, which again is relatively early. When we acquired the company in January, it had 12 million monthly actives. As of the end of August, which was, we referenced for our last earnings call, we had 18 million monthly actives. So 50% growth in 6 months and the growth on a per monthly active consumption basis is higher than that.

So — and by the way, it has plenty of track ahead. We continue to add content. By the way, we added the NFL as a channel. We continue to add new markets, whether that’s U.S. Hispanic, which we launched in July 1 of this year or international, we’re now in the U.K., Germany, Austria, Switzerland, we launched all of Latin America early in calendar 2020. We believe that has long track ahead of it. Simultaneously and independently, CBS pursued a pay strategy, SVOD. CBS All Access, Showtime All Access. They now have over 8 million combined subs, on track to be at 25 million by 2022. So those strategies were both working independently and importantly, we both have experience executing.

Now you bring them together. And you have what I’ve started to call this ecosystem, where you can bring people in, in free. And by the way, some people will only stay in free, that’s fine. We can monetize them there. Others, we have an opportunity to upsell to pay product, whether that’s a CBS All Access product, a Showtime Noggin product, the BET plus, we’re launching BET Plus on Thursday or some combination of that.

Should those consumers decide to take a pause on their subscription, which is very common in SVOD, we can retain them in the free ecosystem, continue to monetize them through ad sales and be positioned to remarket to them when their situation changes or new content comes available, et cetera. So we think that is a powerful idea. Again, we’ve been operating that independently and we look forward to bringing that together.

The other thing I’d say — and so that’s 1 point of differentiation. The second point of differentiation comes to content. Sure, we’re going to have entertainment content. We’re going to have scripted content. We’re going to have unscripted content, where we are a market leader particularly on the Viacom side. Add to that, we’re going to have news, we’re going to have sports. That’s all national content. We’re also going to have local content and we’re going to have international content and it’s going to be across all demographics, whether it’s 2 to 11s, 18 to 34s, 49s, 25, 54s, African-American, Hispanic, et cetera.

So we think there are many points of differentiation. And the last one is, we don’t see this as only a D2C business. We believe there’s tremendous power in working with distribution partners. Even today, what people call D2C often has partners involved in it and so this partnership approach, which we’re already engaged in, things like working on our ad-supported free product Pluto, with a distributor like Comcast and Cox, both are — who are distributing it not only to broadband-only, but through video bundles, we see that as another point of differentiation. So we’re tremendously excited about the opportunity that this combined company has in the streaming space.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

And when you’re thinking about the SVOD versus AVOD opportunities, what type of criteria are you using to determine where the content fits best?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Well again, this is something that in the Viacom side, we’ve been looking at — we have 165 content suppliers on Pluto today, which is our ad-supported free product. Of that, 2 of those content suppliers are Viacom and CBS. CBS on a pre-deal basis. They distribute, for example, CBS News. So we have a team that looks at that and says what is the opportunity in the free space and how do we develop a very compelling offering?

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By the way, all the third — virtually all the third party product on Pluto is rev share basis. So it’s not writing a massive check upfront and hoping you can build profitability a couple of years out. Likewise, we look at how we deploy our content asset, whether it’s library or new production in terms of whether it’s on our owned and operated platform or a third-party platform. That’s something both Viacom and CBS is doing independently. Chris can talk about how they do it with CBS.

Christina Spade - CBS Corporation - Executive VP & CFO

Sure. And it’s actually a question we’ve gotten a lot over the past few weeks, as even we’ve been out on the road. But when you think about how you make a creative decision, for a long time, it was always more an art than a science, right? And it’s also an area where you don’t — we want it to be more of an art than a science because you want to — you’re in the business to make hits, to really make shows that are resonating with the consumer. So it actually happens a lot more organically than you would expect in terms of projects coming through the development pipeline and oh, that’s a great script and what are we going to do with it? And that’s a great show.

So for example, Crazy Ex-Girlfriend came in to Showtime and it was loved by the creative team, but didn’t feel it was a good fit for Showtime. So hence, it ended up on The CW. And really what we’re trying to build at Showtime and CBS and I also feel that it’s built at Paramount and at the Viacom studios, is to create an environment where talent really want to come and showcase their work. And that we will help them care take and put their work out to the consumers. So we’re — really sort of making them — helping them make the magic happen.

The other piece, so when I talked about art versus science, what we’re really seeing on the OTT platforms for direct to consumer is that we’re getting data. More data than we’ve ever had before, that we can see what consumers are watching and what they’re not watching. And if they watch this then they watch that, then they’re going to stay for a certain period of time.

So we are an early leader in OTT. We’ve seen a lot of success and we’re smarter today than we were 3 or 4 years ago. The other thing, relative to OTT is that the user experience. We’re learning about the user experience and what works and what doesn’t. In All Access, for example, just rolled out a new user experience. I believe it’s available on the Apple platform and more to come. But that also resonates or it doesn’t resonate with the consumer, so it’s really important to get that part of it right as well.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

And then as you think about the domestic streaming opportunity versus the international one, could you talk a little bit about how your approaches may differ there?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Yes. So on the domestic U.S. side, we obviously start with — even in this hybrid ecosystem, we start with a portfolio of pay products, which actually is going to expand on Thursday with the addition of BET Plus. On the international side, we’re earlier to that game, and so we are...

Christina Spade - CBS Corporation - Executive VP & CFO

Bob, you should tell the Tyler Perry story, too. That’s a great story.

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

I’ll come to that, one second. But on the international side, we think we will launch with more of a singular product for our focus. Leveraging Pluto, which is already on the international rollout track and then adding in a pay product to, that will harness more of the combined assets out of the gate. The Tyler story is an interesting one. As most of you probably know, we have a very strategic relationship with Tyler Perry. Tyler is creating product on the Paramount side in film, on the BET side for linear television, and he’s a joint venture partner in BET Plus, which — in where he has a minority equity stake and he’s put all his library assets exclusively and he’s creating ongoing production for it.

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So we think that’s exciting because it is an example of, in this case, Tyler and this goes the story, leveraging the combined platforms of, at the time Viacom, now next ViacomCBS, where you not only had a broader set of platforms than his prior relationship on the domestic U.S. side, but also you have the opportunity to have a film studio and global reach on the television side.

And when Chris talked about, and I talked about earlier about this importance to call out the $13 billion and being in a club of content scale, it’s also a fact that you are running a portfolio of platforms, again linear and on-demand, domestic and international, that provides a path for creatives to exhibit their product and know that people will see it. And that may sound like a trivial thing, but it’s very important because product can get lost. And sure, the creative community makes things because they want to earn a living but they also want their art to be shown. And in the case of Tyler, he saw the opportunity of Viacom, including the BET brand, as a better platform for the exhibition of his art and ultimately of his commerce. And I think on a ViacomCBS basis, you see that get ratcheted to the next level and that’s a tremendously exciting opportunity in this marketplace.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

I want to ask about cord cutting, which for many people in this audience may feel like a tired topic. But the reality is, it does seem to be inflecting a bit negatively this year. We’ve been, for 5 years, 4 years, it’s been about 1%, 2%. And this year, it looks it’s heading more towards down 3% or 4%. Against that backdrop, I guess I wanted to ask you for your updated thoughts on how you think about whether you want to pivot your suite of basic cable networks more aggressively towards a direct-to-consumer strategy if this trend kind of continues?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Yes. So when we looked at the marketplace a couple of years ago, we saw that the fundamental change was that the consumer marketplace was segmented. And if you look at the marketplace today, the majority of homes in the United States continue to subscribe to big basic.

Now that has been a segment that has been in modest decline and underneath that segment has grown a skinnier bundle segment, which is lower price point on average, but actually has a lot of range in between. At the top end, you have some AT&T products, which are essentially big bundles over-the-top. At the bottom end, you have true skinny bundles, nonbroadcast, nonsports, things like Philo, in the high teens. Under that, you have SVOD. Netflix is the market leader, low teens. And then you have some niche SVOD in the singles and then you have free below that. So that’s the marketplace we see.

Viacom in there, or ViacomCBS’s strategy, is going to be about leveraging our content asset, which is a combination of the content that’s already produced, library with ongoing production to access the widest possible total addressable market, which means serving all of those segments. When you’re in the bundled portion of the market, whether it’s big bundles or smaller bundles, our company together is better positioned to get the fair value for our content and to maximize penetration.

When you get into things like the SVOD space and the third party, we’re making product today for every single one of the products that’s been announced in the marketplace, including one that was branded today. We are also operating our own streaming platforms. And then, of course — which includes of course, an ad-supported free platform. So our product line is about serving a segment and consumer base and ensuring that we’re able to monetize across all those segments. And I think that’s the opportunity we need to focus on. That’s the opportunity that returns Viacom to growth, not only in distribution, on our U.S. affiliate sales but in U.S. ad sales as well this year. And that’s the exciting opportunity that you need to focus on.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

I want to ask about the synergies associated with the merger. You guys put out a target of $500 million annual run rate synergies within 1 to 2 years post the close. Can you elaborate a little bit on that opportunity? Is there potentially some upside to the $500 million target?

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Christina Spade - CBS Corporation - Executive VP & CFO

Yes. So the $500 million synergy number that we have shared with you is our line of sight synergy number. It’s a starting point. So we’re at a place where, in looking at where we can reduce overlap across the organization, looking at our vendor sourcing and how we can reduce costs there. And then a smaller part of it is real estate densification, but a much smaller part. So that’s a starting point. We do believe the number as we get into it, it will be higher. And from the standpoint of the $500 million, we just wanted to give a number that was bankable, that will go right to the bottom line. It also, to be clear, does not include any revenue synergies in that number.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Yes. I guess to follow-up on that. I mean can you elaborate a little bit on what you see as kind of the big revenue synergy opportunities you guys have talked about, your audience share being about 22% pro forma. But you clearly are well below that in terms of affiliate share and advertising share. But can you just discuss a little bit what you see as the revenue synergy opportunities?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Sure. Look, as Chris said, the cost synergies are material. They are margin enhancing and they are important in terms of value creation, but they’re not the reason you do the deal. The reason you do the deal is ultimately to drive growth, and that means drive revenue and that’s where the revenue synergies come in. We see 4 categories of revenue synergies, again, they are a zero in this $500 million number. They include, starting with what Drew was talking about, distribution. We believe there is a revenue opportunity associated with the combined ViacomCBS. I talked to you earlier about how it improves our position, both in the big bundle and skinnier bundles. We believe that’s a synergy you will see in 2020. We also believe there is synergies in ad sales. Remember, we will have the #1 aggregate audience position in the United States. We will be #1, every key demographic and through the combination with Viacom, we are widely regarded as the leader in advanced marketing solutions, which is ways of improving yield and additional nonlinear inventory delivered on a package basis.

That’s what we brought to market as Viacom in the last upfront. We will bring ViacomCBS to market in the next upfront and we see that as an even stronger solution for advertisers. To overly simplify what that solution does, is provide incremental reach in a place where reach is challenged in the traditional marketplace. It does it in a way where you overwhelmingly maintain the value of the television environment. Pluto is the closest thing to television advertising on the planet. Long form ads, 30-second spots delivered in long form programming, premium programming. Combined again with this advanced marketing solution piece also to improve yield and you do it in such a way that you don’t run into frequency problems, which is very important with advertisers.

So we see that as a very compelling opportunity in the deal and that’s the second category of synergies, ad revenue. Third category is in product licensing. This is really kind of back to the future. What I mean by that is, Viacom and CBS used to be together, so we used to license film product and television product on a combined basis, particularly in the international marketplace. That was a synergy that got undone in the split, that will get a synergy that will be recreated. And in packaging, there’s value and that is a third category of synergy. The fourth category of synergy, which is a slightly different kettle of fish, is of course streaming, where we believe bringing these combined assets together, we’ll be able to accelerate our participation in the streaming space. And thereby create value both in the ad-supported component of it and as a subscription component. So we believe there are tremendous synergies across these 4 areas. Again, this is the reason you do the deal and you will see examples of them delivered in 2020.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Across those 4 buckets, just jumping off of what you just said. I mean there’ll be — some of that will show up in 2020. But on the first one, the affiliate opportunity. Can you talk about the timeline for realizing that? Because that can be complicated, right? It probably necessitates thinking up some of the distribution contracts between Viacom and CBS. So maybe just a feel for the — a realistic timeline for realizing that?

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Sure. I mean, (inaudible) you either have to have a deal that is synced up, of which they are a couple of examples of that coming in the — including in 2020. And/or a deal where CBS is up before Viacom, which provides an incremental opportunity. There’s examples of that both in the vMVPD space, I mean the over-the-top space, maybe where Viacom doesn’t have carriage, or the traditional space. So both of those are accessible opportunities. Examples of both exist in 2020. And then over time, as you roll a couple of years, you’re able to access the full amount. But this is not a case that you have to wait 3 to 5 years before you can unlock any of this. Again, there are nearer time opportunities here.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

You touched on this a little bit in the synergy point, but — didn’t want to bring it up again. But you put a lot of resources into advanced marketing solutions over the past couple of years and it looked like some last quarter’s results, it’s really starting to help. I mean your domestic advertising was up 6%, which is a tremendous acceleration. The best in a couple of years. How will the merger further your advanced marketing solution strategy? And how will you integrate the CBS inventory into AMS?

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Sure. So we saw an opportunity a couple of years ago to complement our traditional linear advertising business with something, what ultimately came to be called AMS. And that was products that could improve the yield on traditional linear advertising by enabling the delivery of non-Nielsen demographics on linear. So that’s things like truck intenders instead of men 18 to 49, as well as new pools of inventory, which is nonlinear in nature, where you could have incremental supply. What we did in the last upfront was bring that together, bring that to market as a package.

But even before that, we brought that together as a package in scatter and that is what drove our 6% ad sales growth in our third fiscal quarter. That’s important because we had, had 20 quarters of declining ad revenue. The plus 6% was the first of increase. The plus 6% was driven by the fact that our advanced marketing solutions business had finally gotten to a place where it’s was not ultimately enough fast enough growth, but large enough scale to more than offset the traditional headwind.

And when we delivered that and talked about in the third quarter, we reaffirmed our outlook for full year ad sales growth for our fiscal ‘19 on that same basis, because this dynamic is now true going forward, and it has returned Viacom’s ad sales growth.

Now when you combine that with CBS, the way, again in — upfront it worked, was we combined our linear inventory with this AMS inventory and we solved some advertisers’ and their agencies’ problems. One, we helped them battle inflation. Added something — you talk about upfront CPM growth of 10% in the case of Viacom, 15% in the case of CBS prime. Advertisers are battling this inflation.

The second thing it helped to solve is reach. We’re able to deliver more reach through the combination. I’ll give you an 18 to 34 demographic example. In linear television, Viacom networks are able to deliver low 40% reach against that demo. When you added Pluto, our ad-supported free product, and this is a couple of months ago, so it’s smaller than 18 million. But essentially it took you from low 40s to about 50% of reach. Then you added Viacom video product on top of that, which is video advertising embedded in longer form video, distributed more broadly on the Internet. And you’ve got some 90% reach on 18 to 34s. So that’s a big reach extender, but importantly, delivering that in a combination allowed us to solve another problem for advertisers, which is when they buy an IP-based video platform or premium one independently, they quickly run into a scenario where the same ad is seen by the same person too many times. It’s called hitting a frequency cap. When you deliver a combination of linear plus Pluto plus Viacom video, you are able to deliver a campaign without running into frequency caps on the component pieces. So that aggregation and curation of 1 campaign across a mix of platforms is very valuable. So that’s what we did in the upfront.

And as we did that, we moved some of their buy from linear, where it was inventory constrained and therefore very inflationary pricing, to nonlinear. Where we had inventory available, and therefore we didn’t have to raise pricing. By the way, the pricing was pretty good. So the portion of their buy that was nonlinear wasn’t subject to inflation and therefore, the aggregate inflation on their buy was lower. So that combination of, I get TV quality reach, i.e., that’s the advertising that actually works today; I get an ability to deliver a larger audience on any demo. I give you the 18 to 34,

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

and I don’t run into frequency caps and I pay less inflation, very compelling. Combine that with CBS, you get more premium product on the front end of the funnel, think, primetime, sports, late night, and you get more reach-extending digital video inventory as well from CBS digital. That package will be a better version of what we successfully sold to every major holding company in this most recent upfront and that’s a real solution. So that’s tremendously exciting.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

I was wondering if you could give us an update on what you’re seeing in the current ad market. There’s obviously a lot of uncertainty in the global economy. You’ve got trade tensions. You’ve got Brexit coming. You’ve got slowing U.S. manufacturing. And then in general, we are late cycle on the global economy. But with all that as backdrop, maybe just give us what you’re seeing in both the domestic ad market as well as the international ones.

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

You want to start?

Christina Spade - CBS Corporation - Executive VP & CFO

Sure. I’ll speak to the CBS domestic market. So we’re seeing a very strong ad market in 2019. A couple of parts of that. One is, you look at where we were in 2Q with our underlying network TV ad growth, we were at 3%. I think it’s fair to say we’re going to be in low single digits. From the standpoint of the upfront market, CBS had one of its strongest upfronts this year where you’ve got mid-teens pricing for primetime and late night. And from the standpoint of even looking into the new fall season, I’m very excited about the fall season, I think the slate of shows is amazing, with Evil, there’s a lot of early buzz about that. Bob Hearts Abishola, Carol’s Second Act, we have a lot of diverse programming, more so than we’ve ever had before. So I think it’s going to be a strong season. We’re also 2 weeks into the NFL season. We’re seeing stronger advertising results from that as well.

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Yes. And if you look at it — our vantage point from the Viacom side, we continue to see a market where the supply-demand balance favors sellers. That’s driven scatter or upfront price increases as we said, in the 10% range for Viacom. It also allowed us to execute this broader strategy. In the scatter market today, we’re seeing scatter to upfront premiums in the 30% range, those are historically high. And upfront to upfront premiums in the double-digit, that’s also historically high. So that’s reflective of a very strong demand for advertising, which again, the economy fundamentally is in pretty good shape. They are definitely issues outside the United States.

We saw in our third fiscal quarter on a constant currency basis, that business grew. We are somewhat impacted by, as you said, Brexit, where we have a broadcaster, Channel 5 in the U.K., which continues to perform very well from an audience share basis, but the ad market there is a little soft as people try to figure out what’s actually going to happen with Brexit. And likewise, we have a broadcaster in Argentina, where there’s been some economic headwinds as that economy transitions to the next leader.

But those 2 are issues at a point in time. They’ll work it out. Fundamentally, there continues to be very strong demand for television advertising, for this fundamental reason, that it works. The environment is conducive to selling our customers’ products and services. There aren’t any kind of funky adjacencies. There’s good rigor in the certainty of delivery and so there’s demand for that product. And we see that continuing.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Before I open it up to the audience, I want to get one more question and it’s about the use of your excess free cash flow. You’ve obviously talked about focusing on organic investments, that’s your first priority. But you’ve also mentioned that acquisitions are still a consideration. If you were going to look at acquisitions across the big categories of say, content production, channels and DTC and international, which assets might fit your strategic priorities?

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

So a couple of things. I guess there’s something — there’s some confusion in the marketplace. First thing is, we just did our transformational deal. There is no other deal either in the market today or that we see that we have to do. That said, will we look, of course we’ll look. But we will only do a deal that, one, fits with the strategy, think about what Viacom’s done as we’ve done these accelerants, which tend to be small deals that align with something we’re trying to accomplish, maybe advanced marketing solutions as an example. We will also be highly disciplined, and we will only do a deal if it’s value creating for our shareholders. The types of deals we would look at? Would we look at international cornerstone? Yes. Would we look at library? Yes. Would we look at other AMS things? Yes. But again, to be clear, we don’t need to do any other deal, we’re very focused on integrating these assets and so we would only be opportunistic and again, in a highly disciplined way.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Are there any questions from the audience? All right, well I’ll ask another one. On the balance sheet, I suppose for Chris, your pro forma net leverage is 2.7x. It’s actually pretty similar to what each of the standalone companies were. How are you thinking about the leverage in the short-term considering some of the macro headwinds we were talking about before?

Christina Spade - CBS Corporation - Executive VP & CFO

So with the combined company, you’re right. The leverage will be under 3, around 2.75. So we’re at a place where we’re more comfortable with the leverage. We take very seriously and are committed to investment-grade rating. And with — again, like I said earlier, we will have more cash flow, free cash flow generation on a combined basis. So we’re going to have to really look opportunistically at where that excess cash goes. So if the economy presents in a way that it makes sense for us to delever a little bit more, we will do that. If there’s M&A like Bob said, that we want to take advantage of, we’ll take a look at that in a disciplined way. And back to the share repurchases, that’s another option that we have. But overall, the overarching idea and power of our combination is that we want to invest in the consumer and invest in the content that we’re creating product that really resonates with the consumer that then ultimately drives as much shareholder value as we can.

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

And just to build on that. The way you really need to think about ViacomCBS again, is a company for today. We’re better positioned in today’s ecosystem to get fair value for our product and to serve all our partners, whether they’re advertisers and distributors or third parties all around the world. And simultaneously, we’re better positioned for the future because we have substantial content scale, both library and ongoing production from which to evolve our streaming offering, while we continue to satisfy, importantly third-party demand. We also do it from a combined position of financial strength. As Chris said, we’re investment-grade, we have substantial free cash flow and we have many opportunities to use that free cash flow to create shareholder value. But rest assured that is what we are fundamentally focused on, and what we are tremendously excited about.

Christina Spade - CBS Corporation - Executive VP & CFO

So I was surprised we didn’t have any questions. Can I ask the audience a couple of questions? So how many of you watched Billions? Everybody, right? Thank you. How many liked the last season? Thumps up or thumbs down? Awesome. Okay. Keep watching. Thank you.

Andrew M. Borst - Goldman Sachs Group Inc., Research Division - VP

Well, with that, we are out of time. I want to thank you both for being here today. Appreciate it.

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

Robert Marc Bakish - Viacom Inc. - President, CEO & Director

Thanks, Drew.

Christina Spade - CBS Corporation - Executive VP & CFO

Thank you.

Important Information About the Proposed Merger Between CBS and Viacom and Where To Find It

In connection with the proposed merger between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint consent solicitation statement of CBS and Viacom and that will also constitute a prospectus of CBS. CBS and Viacom may also file other documents with the SEC regarding the proposed merger. This communication is not a substitute for the joint consent solicitation statement/prospectus or registration statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT CONSENT SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the joint consent solicitation statement / prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

Cautionary Notes on Forward-Looking Statements

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These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint consent solicitation statement / prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here and the list of factors to be presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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SEPTEMBER 17, 2019 / 4:25PM, CBS - CBS Corp and Viacom Inc at Goldman Sachs Communacopia Conference

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